UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Harbin Electric, Inc.
(Name of Company)

Common Stock, par value $.00001
(Title of Class of Securities)

41145W 10 9
(CUSIP Number)

Tianfu Yang
Hero Wave Investments Limited
Xi Yuan 17-5, Wan Cheng Hua Fu,
Wan Liu Xi Lu, Hai Dian Qu,
Beijing, China 100089
+(86) 451 8611 6757

Donald Yang
Abax Global Capital (Hong Kong) Limited
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong
+(852) 3602 1800

Tianli Yang
No. 9, Ha Ping Xi Lu
Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

Zedong Xu
No. 9, Ha Ping Xi Lu
Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

Suofei Xu
No. 9, Ha Ping Xi Lu
Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

Lanxiang Gao
No. 9, Ha Ping Xi Lu
Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(8610) 6535-5599

Mark J. Lehmkuhler
Davis Polk & Wardwell LLP
c/o 18th Floor, The Hong Kong Club Building
3A Chater Road, Central, Hong Kong
(+852) 2533 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianfu Yang I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Hero Wave Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

1 Hero Wave Investments Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianfu Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

2 Tianfu Investments Limited is incorporated in the Cayman Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tech Full Electric Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

3 Tech Full Electric Company Limited is incorporated in the Cayman Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Nai Xin A Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Upland Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: AGC Asia 5 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Prosper Expand Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Emerald Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianli Yang I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Sea Giant Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Zedong Xu I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Victory Lake Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Suofei Xu I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Broad Globe Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Lanxiang Gao I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Acme Winner Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed with respect to Harbin Electric, Inc. (the “Company” or Issuer”) jointly by Tianfu Yang (“Mr. Tianfu Yang”), Hero Wave Investments Limited (“Hero Wave”), Tianfu Investments Limited (“Tianfu Investments”), Tech Full Electric Company Limited (“Tech Full”), Abax Lotus Ltd. (“Abax Lotus”), Abax Nai Xin A Ltd. (“Abax Nai Xin”), Abax Global Opportunities Fund (“Global Fund”), Abax Upland Fund LLC (“Upland”), Abax Arhat Fund (“Arhat”), Abax Claremont Ltd. (“Upland Managing Member”), Abax Global Capital (“AGC”), Abax Global Capital (Hong Kong) Limited (“Abax HK”), AGC Asia 5 Ltd. (“AGC Asia 5”), Prosper Expand Ltd.  (“Prosper”), Abax Emerald Ltd. (“Abax Emerald”), and Xiang Dong Yang (“Mr. Xiang Dong Yang”, collectively with Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, AGC Asia 3, Abax HK, Abax Nai Xin, AGC Asia 5, Prosper and Abax Emerald, the “Abax Parties”), Tianli Yang, Sea Giant Investments Limited (“Sea Giant”), Zedong Xu, Victory Lake Investments Limited (“Victory Lake”), Suofei Xu, Broad Globe Investments Limited (“Broad Globe”), Lanxiang Gao and Acme Winner Group Limited (“Acme Winner”).  Mr. Tianfu Yang, Hero Wave, Tianfu Investments, Tech Full, the Abax Parties, Tianli Yang, Sea Giant, Zedong Xu, Victory Lake, Suofei Xu, Broad Globe, Lanxiang Gao and Acme Winner are collectively referred to herein as the “Reporting Persons”.   Mr. Xiang Dong Yang, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Abax Nai Xin are collectively referred to as the “Original Abax Parties”.

This Amendment No. 1 amends and supplements (i) the schedule with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on Schedule 13D (the “Schedule 13D”) on June 20, 2011, (ii) the schedule filed by Mr. Tianfu Yang, Hero Wave, Tech Full and the Original Abax Parties with the SEC on May 2, 2011, as amended and supplemented to date, and (iii) the schedule filed by the Original Abax Parties with the SEC on January 10, 2011, as amended and supplemented to date.

With respect to the Reporting Persons, this statement amends and, with respect to certain information set forth herein, supersedes the Schedule 13D. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 29, 2011, at 9:00 a.m. (Eastern time), a special meeting of stockholders of the Company was held at the offices of Loeb & Loeb LLP, at 345 Park Avenue, New York, New York 10154.  At the special meeting, the Company’s stockholders voted in favor of the proposal to approve the agreement and plan of merger, dated as of June 19, 2011, as amended on October 7, 2011 (the “Merger Agreement”), by and among (i) Tech Full, (ii) Tech Full Electric Acquisition, Inc. (“Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Tech Full and (iii) the Company, pursuant to which Merger Sub is merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Tech Full (the “Merger”).

On November 1, 2011, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Tech Full.  Upon the consummation of the Merger, each issued and outstanding share of common stock, par value $0.00001 per share, of the Company (“Common Stock”), other than (a) shares of Common Stock owned directly or indirectly by Tech Full or Merger Sub and (b) shares of Common Stock held in the treasury of the Company or owned by any direct or indirect wholly-owned subsidiary of the Company, was converted automatically into the right to receive US$24.00 in cash without interest.

On November 1, 2011, each option to purchase shares of Company Stock granted under the Company’s 2005 Stock Option Plan, whether vested or unvested, that was outstanding as of November 1, 2011 was cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled option an amount in cash (without interest, and subject to deduction for any required compensation-related withholding tax) equal to the product of (a) the excess of $24.00 per share over the exercise price per share of Common Stock pursuant to such option and (b) the number of shares of Common Stock subject to such option; provided, that if the exercise price per share of any such option was equal to or greater than $24.00, such option was canceled without any cash payment being made in respect thereof.

On November 1, 2011, by virtue of the Merger, each share of Common Stock held in the treasury of the Company or owned, directly or indirectly, by Tech Full, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to November 1, 2011 was canceled without consideration therefor.  On November 1, 2011, by virtue of the Merger, each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to November 1, 2011 was converted into and became one validly issued, fully paid and non assessable share of common stock, no par value per share, of the Surviving Corporation (the “Private Stock”).  The Private Stock is not registered under Section 12 of the Exchange Act.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Tech Full and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on November 1, 2011 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to a certain voting support agreement, dated as of June 19, 2011 (the “Voting Support Agreement”) between the Rollover Stockholders, Tech Full and the Company, the Rollover Stockholders who collectively owned approximately 40.62% of the Company prior to the Effective Time appeared at a special meeting or otherwise caused their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Support Agreement, a copy of which has been filed as Exhibit 7.08 to the Schedule 13D, and is incorporated herein by reference in its entirety as Exhibit 7.02.

Pursuant to a certain contribution agreement between Tianfu Investments, Tech Full and the Rollover Stockholders dated June 19, 2011 (the “Contribution Agreement”), the Rollover Stockholders contributed to Tech Full an aggregate of 12,695,384 shares of Common Stock (the “Rollover Shares”) in exchange for 12,694,384 of shares of Tianfu Investments.  The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.07 to the Schedule 13D and is incorporated herein by reference in its entirety as Exhibit 7.03.

As a result of these transactions, as of November 1, 2011, none of the Reporting Persons beneficially owns any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Items 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)	As of the date of this statement, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)
Except for the transactions described in Item 4, none of the Reporting Persons, and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	November 1, 2011.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description in Item 4 of this Amendment is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which was filed as Exhibit 7.02 to the Schedule 13D and Exhibit 10.1 to the Company’s Form 8-K filed on October 11, 2011, and is incorporated herein by reference in its entirety as Exhibit 7.04.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement dated November 2, 2011, by and between the Reporting Persons.

Exhibit 7.02
Voting Support Agreement by and among the Rollover Stockholders, Tech Full and the Company, dated June 19, 2011 (incorporated herein by reference to Exhibit 7.08 to the Company’s Schedule 13D filed on June 20, 2011).

Exhibit 7.03
Contribution Agreement by and among the Rollover Stockholders, Tech Full and Tianfu Investments, dated June 19, 2011 (incorporated herein by reference to Exhibit 7.07 to the Company’s Schedule 13D filed on June 20, 2011).

Exhibit 7.04
Agreement and Plan of Merger by and among Tech Full, Merger Sub and the Company, dated June 19, 2011 as amended on October 7, 2011 (incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed on June 20, 2011, and Exhibit 10.1 to the Company’s Form 8-K filed on October 11, 2011).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2011

TIANFU YANG

/s/ Tianfu Yang
Name: Tianfu Yang

HERO WAVE INVESTMENTS LIMITED

	By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

TIANFU INVESTMENTS LIMITED

	By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

TECH FULL ELECTRIC COMPANY LIMITED

/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

ABAX LOTUS LTD.

	By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX NAI XIN A LTD.

	By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By: ABAX CLAREMONT LTD. in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX EMERALD LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC ASIA 5 LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

PROSPER EXPAND LTD.

By: ABAX GLOBAL CAPITAL in its capacity as Investment Manager

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang

TIANLI YANG

/s/ Tianli Yang
Name: Tianli Yang

SEA GIANT INVESTMENTS LIMITED

By:	/s/ Tianli Yang
Name: Tianli Yang
Title: Director

ZEDONG XU

/s/ Zedong Xu
Name: Zedong Xu

VICTORY LAKE INVESTMENTS LIMITED

By:	/s/ Zedong Xu
Name: Zedong Xu
Title: Director

SUOFEI XU

/s/ Suofei Xu
Name: Suofei Xu

BROAD GLOBE INVESTMENTS LIMITED

By:	/s/ Suofei Xu
Name: Suofei Xu
Title: Director

LANXIANG GAO

/s/ Lanxiang Gao
Name: Lanxiang Gao

ACME WINNER GROUP LIMITED

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao
Title: Director

EXHIBIT 7.01

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

TIANFU YANG

/s/ Tianfu Yang
Name: Tianfu Yang

HERO WAVE INVESTMENTS LIMITED

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

TIANFU INVESTMENTS LIMITED

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

TECH FULL ELECTRIC COMPANY LIMITED

/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX NAI XIN A LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By:	ABAX CLAREMONT
LTD. in its capacity as
Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX EMERALD LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC ASIA 5 LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

PROSPER EXPAND LTD.

By:	ABAX GLOBAL
CAPITAL in its capacity as
Investment Manager

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang

TIANLI YANG

/s/ Tianli Yang
Name: Tianli Yang

SEA GIANT INVESTMENTS LIMITED

By:	/s/ Tianli Yang
Name: Tianli Yang
Title: Director

ZEDONG XU

/s/ Zedong Xu
Name: Zedong Xu

VICTORY LAKE INVESTMENTS LIMITED

By:	/s/ Zedong Xu
Name: Zedong Xu
Title: Director

SUOFEI XU

/s/ Suofei Xu
Name: Suofei Xu

BROAD GLOBE INVESTMENTS LIMITED

By:	/s/ Suofei Xu
Name: Suofei Xu
Title: Director

LANXIANG GAO

/s/ Lanxiang Gao
Name: Lanxiang Gao

ACME WINNER GROUP LIMITED

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao
Title: Director